UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Act of 1934

OROMIN EXPLORATIONS LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

687082 10 7 (formerly 686908 10 4)

(CUSIP Number)

James G. Stewart, General Counsel

Suite 2000 - 1055 West Hastings Street, Vancouver, British Columbia

CANADA V6E 2E9

Tel.: 604-331-8772   Fax: 604-331-8773

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 10, 2003

(Date of Event which Requires Filing of This Statement)

CUSIP No. 687082 10 7

SCHEDULE 13D

1	NAME OF REPORTING PERSON CHET IDZISZEK S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ___
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES	7	SOLE VOTING POWER 5,370,275* (* excluding share purchase warrants and stock options)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,370,275* (* excluding share purchase warrants and stock options)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Shares 5,370,275 Warrants entitling the purchase of additional Common Shares: 2,481,818 Stock Options 418,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (calculated on partially diluted basis) 35.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 687082 10 7

SCHEDULE 13D

Item 1. Security and Issuer

Class of Securities:

Common shares without par value

Name of Issuer:

OROMIN EXPLORATIONS LTD.

Address of Issuer:

Suite 2000 - 1055 West Hastings Street, Vancouver,

British Columbia

CANADA V6E 2E9

Tel.: 604-331-8772 / Fax: 604-331-8773

Item 2. Identity and Background

(a)

Name of Stockholder:

Chet IDZISZEK

(b)

Residence or business address:

Suite 2000 - 1055 West Hastings Street, Vancouver,

British Columbia

CANADA V6E 2E9

(c) Occupation and address of employer:

President of MADISON ENTERPRISES CORP.

Suite 2000 - 1055 West Hastings Street, Vancouver,

British Columbia

CANADA V6E 2E9

(d)

Not applicable

(e)

Not applicable

(f)

Citizenship:

CANADA

Item 3. Source and Amount of Funds or Other Consideration

Mr. Idziszek used his personal funds for all acquisitions made (Cdn. $145,500 in total).

Item 4. Purpose of Transaction

Mr. Idziszek is President of the Issuer. He buys and sells solely for investment purposes.

CUSIP No. 687082 10 7

SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

(a)

Aggregate number of securities owned

Common Shares

5,370,275*

26.6% of I/O Capital

Share Purchase Warrants

2,481,818

Incentive stock options

   418,000

On a partially diluted basis, assuming the exercise of all

Options and Warrants, the percentage held is

35.8%

[* Of these, 50,000 shares are held in escrow]

(b)

Sole voting power:

5,370,275*

Shared voting power:

 0

Sole dispositive power:

5,370,275*

Shared dispositive power:

 0

[* excluding share purchase warrants and incentive stock options]

(c)

Following are descriptions of the Reporting Person's transactions in the Issuer's reported securities:

Date of Transaction	Amount of Securities Involved	Price Per Unit (Canadian Dollars)	How Transaction Was Effected
April 1, 2003	1,081,818 units (each unit comprised of 1 common share plus 1 warrant)	0.11	Units issued by the Issuer pursuant to a private placement financing which had received approval from the TSX Venture Exchange.
April 10, 2003	200,000 common shares	0.1325	Acquisition of shares carried out privately.

CUSIP No. 687082 10 7

SCHEDULE 13D

(d)       No other person has such rights other than the respective reporting person.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

April 23, 2003

Signature

“Chet Idziszek”

Name/Title:

Chet Idziszek

CHET IDZISZEK

C-4, 8211 Old Mine Road,  RR # 2

Powell River, British Columbia, CANADA V8A 4Z3

   Tel.   (604) 414-0012  Fax  (604) 414-0002

April 23, 2003

VIA REGISTERED MAIL

Oromin Explorations Ltd.

Suite 2200 - 1055 West Hastings Street

Vancouver, British Columbia

Canada V6E 2E9

Ladies and Gentlemen:

Re:

SEC Schedule 13D

Pursuant to Regulation §240.13d-7 under the United States Securities Exchange Act of 1934, I am delivering to you the enclosed statement on Schedule 13D with respect to common stock of Oromin Explorations Ltd. that I currently own, as well as with respect to my transactions in Oromin’s common stock during the month of April 2003.

Yours truly,

“Chet Idziszek”

Chet Idziszek

Enclosures

cc:

U.S. Securities and Exchange Commission